February 2011 Pricing Sheet dated February 16, 2011 relating to Preliminary Terms No. 680 dated February 9, 2011 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D I N V E S T M E N T S
Opportunities in International Equities

Trigger PLUS Based on the Value of the Dow Jones EURO STOXX 50® Index due February 22, 2013
Trigger Performance Leveraged Upside SecuritiesSM

PRICING TERMS – FEBRUARY 16, 2011
Issuer:	Morgan Stanley
Maturity date:	February 22, 2013
Underlying index:	Dow Jones EURO STOXX 50® Index
Aggregate principal amount:	$13,429,000
Payment at maturity:	If the final index value is greater than the initial index value,
$10 + leveraged upside payment

If the final index value is less than or equal to the initial index value but the index closing value has not decreased to or below the trigger level on any index business day during the observation period,

$10

If the final index value is less than or equal to the initial index value and the index closing value has decreased to or below the trigger level on any index business day during the observation period,

$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10, which may result in a loss of some or all of your investment.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	127%
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	3,061.92, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Trigger level:	2,143.344, which is 70% of the initial index value
Observation period:	From and including the index business day immediately following the pricing date to and including the valuation date
Valuation date:	February 19, 2013, subject to adjustment for non-index business days and certain market disruption events.
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS
Pricing date:	February 16, 2011
Original issue date:	February 22, 2011 (3 business days after the pricing date)
CUSIP:	61760E705
ISIN:	US61760E7058
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Trigger PLUS	$10	$0.225	$9.775
Total	$13,429,000	$302,152.50	$13,126,847.50

(1)    Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each Trigger PLUS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

“Dow Jones EURO STOXX 50®” and “STOXX 50®” are registered trademarks of STOXX Limited and have been licensed for use by Morgan Stanley. The Trigger PLUS are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the Trigger PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 680 dated February 9, 2011
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008

The Trigger PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.